UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

eLong, Inc.

(Name of Issuer)

Ordinary Shares, $.01 par value

(Title of Class of Securities)

290138205

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)**
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**For Sandgrain Securities Inc. and Angelo Frank Perrone only.

CUSIP No. 290138205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IACT Asia Pacific Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares (1)

	6.	Shared Voting Power 10,134,294 ordinary shares (2)

	7.	Sole Dispositive Power 0 ordinary shares (1)

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%(3)

12.	Type of Reporting Person (See Instructions) 00 – a limited liability company

(1) IACT Asia Pacific Limited is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 28,550,704 High-Vote Ordinary Shares of eLong, Inc., which holdings (i) represent approximately 52% (on a fully-diluted basis) of the outstanding capital stock of eLong, Inc. and approximately 96% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc. and (ii) are not reportable on this Schedule 13G pursuant to Sections 13(d) and (g) under the Exchange Act of 1934, as amended.

(2) Although IACT Asia Pacific Limited does not hold any ordinary shares of eLong, Inc., it is a party to a certain Investors Agreement dated July 23, 2004 (the “Investors Agreement”) by and among eLong, Inc. and the other parties named therein, including IACT Asia Pacific Limited, Billable Development, Ltd., Lawrence Auriana, Peter Lerner, Ira S. Nordlicht and Helen S. Scott JTWROS, Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner Consultants Limited, Top River Assets Limited, Wang Gui Ying, Sun Li Ming, Wang Yi Jie and Pan Dai (the “Shareholders”), pursuant to which the Shareholders have agreed to vote any shares of capital stock of eLong, Inc. held by each Shareholder for the election of directors and other matters in the manner provided in the Investors Agreement, including for the election of directors designated by IACT Asia Pacific Limited and by certain other eLong, Inc. Shareholders.  By virtue of the Investors Agreement, this Reporting Person may be deemed to beneficially own all of the Record Shares (as defined in Item 4(a)) and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

(3)  Percentage includes only the Record Shares.  Taking into account the 28,550,704 High-Vote Ordinary Shares, IACT Asia Pacific Limited owns approximately 52% (on a fully-diluted basis) of the outstanding capital stock of eLong, Inc. and approximately 96% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Expedia, Inc. 91-1996083

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares (4)

	6.	Shared Voting Power 10,134,294 ordinary shares (4)

	7.	Sole Dispositive Power 0 ordinary shares (4)

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%(5)

12.	Type of Reporting Person (See Instructions) CO

(4) See footnote 1 for a description of the High-Vote Ordinary Shares held of record by IACT Asia Pacific Limited.  Expedia, Inc. has ultimate voting and investment power over IACT Asia Pacific Limited, which is a party to the Investors Agreement.  Therefore, Expedia, Inc. may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

(5) See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp 59-2712887

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares (6)

	6.	Shared Voting Power 10,134,294 ordinary shares (6)

	7.	Sole Dispositive Power 0 ordinary shares (6)

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%(7)

12.	Type of Reporting Person (See Instructions) CO

(6) See footnote 1 for a description of the High-Vote Ordinary Shares held of record by IACT Asia Pacific Limited.   IAC/InterActiveCorp has ultimate voting and investment power over Expedia, Inc., which has ultimate voting and investment power over IACT Asia Pacific Limited, which is a party to the Investors Agreement.  Therefore, IAC/InterActiveCorp may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

(7) See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares (8)

	6.	Shared Voting Power 10,134,294 ordinary shares (8)

	7.	Sole Dispositive Power 0 ordinary shares (8)

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (8)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%(9)

12.	Type of Reporting Person (See Instructions) IN

(8) See footnote 1 for a description of the High-Vote Ordinary Shares held of record by IACT Asia Pacific Limited. Barry Diller is the Chairman and Chief Executive Officer of IAC/InterActiveCorp.  Mr. Diller, Vivendi Universal, S.A., Universal Studios, Inc. and Liberty Media Corporation are parties to an Amended and Restated Stockholders Agreement (the “IAC Stockholders Agreement”) relating to IAC/InterActiveCorp.  Through his own holdings and the IAC Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC/InterActiveCorp’s stockholders (except with regard to certain specified matters).  Therefore, Mr. Diller may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

(9) See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Billable Development, Ltd. No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,341 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 6,341 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) OO – a limited liability company

(10) This Reporting Person is a party to the Investors Agreement.  By virtue of the Investors Agreement, this Reporting Person may be deemed to beneficially own all of the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaojian Zhong N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,341 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (11)

	7.	Sole Dispositive Power 6,341 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

(11) Mr. Zhong has the ultimate voting and investment power with respect to Billable Development, Ltd., a party to the Investors Agreement.  Therefore, Mr. Zhong may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence Auriana N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,911,111.12 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 0 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sandgrain Securities Inc. 11-300-6260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares

	6.	Shared Voting Power 0 ordinary shares

	7.	Sole Dispositive Power 3,911,111.12 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,111.12 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.4%

12.	Type of Reporting Person (See Instructions) BD

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Angelo Frank Perrone N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares

	6.	Shared Voting Power 0 ordinary shares

	7.	Sole Dispositive Power 3,911,111.12 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,111.12 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.4%

12.	Type of Reporting Person (See Instructions) BD

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Lerner N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 318,116.55 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 318,116.55 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ira S. Nordlicht & Helen S. Scott JTWROS N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 97,777.78 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 97,777.78 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Purple Mountain Holding, Ltd. No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,282,497.55 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 4,282,497.55 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Justin Tang N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,282,497.55 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (12)

	7.	Sole Dispositive Power 4,282,497.55 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (12)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

(12) Mr. Tang has the ultimate voting and investment power with respect to Purple Mountain Holding, Ltd., a party to the Investors Agreement.  Therefore, Mr. Tang may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Time Intelligent Finance Limited No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 272,150 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 272,150 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lee Zhang N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 622,150 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (13)

	7.	Sole Dispositive Power 622,150 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (13)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43.8%

12.	Type of Reporting Person (See Instructions) IN

(13) Mr. Zhang has the ultimate voting and investment power with respect to Time Intelligent Finance Limited, a party to the Investors Agreement.  Therefore, Mr. Zhang may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mind Trade Assets Limited No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 470,000 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 470,000 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Chen N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 470,000 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (14)

	7.	Sole Dispositive Power 470,000 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (14)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

(14) Mr. Chen has the ultimate voting and investment power with respect to Mind Trade Assets Limited, a party to the Investors Agreement.  Therefore, Mr. Chen may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gold Partner Consultants Limited No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 220,000 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 220,000 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Faith Huang N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 462,150 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (15)

	7.	Sole Dispositive Power 462,150 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (15)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43.6%

12.	Type of Reporting Person (See Instructions) IN

(15) Ms. Huang has the ultimate voting and investment power with respect to Gold Partner Consultants Limited, a party to the Investors Agreement.  Therefore, Ms. Huang may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Top River Assets Limited No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 360,000 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 360,000 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank Zheng N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 360,000 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (16)

	7.	Sole Dispositive Power 360,000 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (16)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

(16) Mr. Zheng has the ultimate voting and investment power with respect to Top River Assets Limited, a party to the Investors Agreement.  Therefore, Mr. Zheng may be deemed to beneficially own the Record Shares and is filing this Schedule 13G as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wang Gui Ying N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 160 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 160 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wang Yi Jie N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 85,472 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 85,472 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Li Ming N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 85,472 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 85,472 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pan Dai N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,196 ordinary shares

	6.	Shared Voting Power 10,134,294 ordinary shares (10)

	7.	Sole Dispositive Power 25,196 ordinary shares

	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,134,294 ordinary shares (10)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer eLong, Inc.
(b)	Address of Issuer’s Principal Executive Offices Block B, Xingke Plaza 10 Jiuxianqiao Zhonglu Chaoyuag District Beijing 100016 People’s Republic of China

Item 2.
(a)

Name of Person Filing
IACT Asia Pacific Limited, Expedia, Inc., IAC/InterActiveCorp, Barry Diller, Billable Development, Ltd., Xiaojian Zhong, Lawrence Auriana, Sandgrain Securities Inc., Angelo Frank Perrone, Peter Lerner, Ira S. Nordlicht & Helen S. Scott, JTWROS, Purple Mountain Holding, Ltd., Justin Tang, Time Intelligent Finance Limited, Lee Zhang, Mind Trade Assets Limited, Richard Chen, Gold Partner Consultants Limited, Faith Huang, Top River Assets Limited, Frank Zheng, Wang Gui Ying, Sun Li Ming, Wang Yi Jie and Pan Dai.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
IACT Asia Pacific Limited
c/o IAC/InterActiveCorp
152 West 57th Street, 42nd Floor
New York, NY 10019
USA

Expedia, Inc.
13810 SE Eastgate Way, Ste. 400
Bellevue, WA 98005

IAC/InterActiveCorp
152 West 57th Street, 42nd Floor
New York, NY 10019
USA

Barry Diller
c/o IAC/InterActive Corp
152 West 57th Street, 42nd Floor
New York, NY 10019
USA

Billable Development, Ltd.
Room 1401, Hung Kei Mansion
8 Victoria Street
Central
Hong Kong

Xiaojian Zhong

Room 1401, Hung Kei Mansion

8 Victoria Street

Central

Hong Kong

Lawrence Auriana

140 E. 45th Street

43rd Floor

New York, NY 10017

USA

Sandgrain Securities Inc.

1050 Franklin Avenue

Suite 104

Garden City, NY 11530

Angelo Frank Perrone

c/o Sandgrain Securities Inc.

1050 Franklin Avenue

Suite 104

Garden City, NY 11530

Peter Lerner

Harbor Road, Harbor Acres

New York, NY 11050

USA

Ira S. Nordlicht & Helen S. Scott

c/o Nordlicht & Hand

645 Fifth Avenue

New York, NY 10022

USA

Purple Mountain Holding, Ltd.

3rd Floor, Xingke Plaza B

Jiu Xian Qian Middle Road

Chao Yang District

Beijing 10016

People’s Republic of China

Justin Tang

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Time Intelligent Finance Limited

Jianwai Soho 2-1605

39 East Third Ring Middle Road

Beijing 100022

People’s Republic of China

Lee Zhang

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Mind Trade Assets Limited

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Richard Chen

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Gold Partner Consultants Limited

Jianwai Soho 2-1605

39 East Third Ring Middle Road

Beijing 100022

People’s Republic of China

Faith Huang

Jianwai Soho 2-1605

39 East Third Ring Middle Road

Beijing 100022

People’s Republic of China

Top River Assets Limited

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Frank Zheng

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Wang Gui Ying

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Sun Li Ming

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Wang Yi Jie

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

Pan Dai

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 10020

People’s Republic of China

(c)

Citizenship

The following Reporting Persons are limited liability companies organized under the laws of the British Virgin Islands:  Billable Development Ltd., Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner Consultants Limited and Top River Assets Limited.

The following Reporting Person is a limited liability company organized under the laws of the Cayman Islands: IACT Asia Pacific Limited.

The following Reporting Persons are corporations organized under the laws of the state of Delaware:  Sandgrain Securities Inc. and IAC/InterActiveCorp.

The following Reporting Person is a corporation organized under the laws of the state of Washington:  Expedia, Inc.

The following Reporting Persons are citizens of the United States:  Barry Diller, Lawrence Auriana, Peter Lerner, Ira S. Nordlicht & Helen S. Scott and Angelo Frank Perrone.

The following Reporting Persons are citizens of the People’s Republic of China: Xiaojian Zhong, Justin Tang, Richard Chen, Lee Zhang, Faith Huang, Frank Zheng, Wang Gui Ying, Sun Li Ming, Wang Yi Jie, and Pan Dai.

	(d)	Title of Class of Securities Ordinary Shares, $.01 par value
	(e)	CUSIP Number 290138205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
Billable Development, Ltd. is the record owner of 6,341 ordinary shares and by virtue of the fact that Xiaojian Zhong holds ultimate investment and voting power with respect to such 6,341 ordinary shares, Mr. Zhong may be deemed to beneficially own such ordinary shares.  Lawrence Auriana is the record owner of 3,911,111.12 ordinary shares.   Such 3,911,111.12 ordinary shares held of record by Mr. Auriana are placed in a discretionary account with Sandgrain Securities Inc. with Angelo Frank Perrone “Perrone” being authorized to direct the disposition of such shares.  As a result, Sandgrain Securities Inc. and Mr. Perrone may be deemed to beneficially own such 3,911,111.12 ordinary shares.  Peter Lerner is the record owner of 318,116.55 ordinary shares.  Ira S. Nordlicht & Helen S. Scott JTWROS are the record owners of 97,777.78 ordinary shares.  Purple Mountain Holding, Ltd. is the record owner of 4,282,497.55 shares, which includes 1,438,747.55 ordinary shares,  2,828,12 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. and 15,625 ordinary shares issuable upon the exercise of options which will vest within 60 days from February 14, 2005, and by virtue of the fact that Justin Tang holds ultimate investment and voting power with respect to such 4,282,497.55 ordinary shares, Mr. Tang may be deemed to beneficially own such ordinary shares.  Time Intelligent Finance Limited is the record owner of 272,150 ordinary shares and by virtue of the fact that Lee Zhang holds ultimate investment and voting power with respect to such 272,150 ordinary shares, Mr. Zhang may be deemed to beneficially own such ordinary shares.  In addition, Mr. Zhang holds of record 350,000 ordinary shares issuable upon the exercises of options held by Mr. Zhang.  Mind Trade Assets Limited is the record owner of 470,000 ordinary shares, which ordinary shares include 170,000 ordinary shares and 300,000 ordinary shares issuable upon the exercise of options held by Mind Trade Assets Limited and by virtue of the fact that Richard Chen holds ultimate investment and voting power with respect to such 470,000 ordinary shares, Mr. Chen may be deemed to beneficially own such ordinary shares.  Gold Partner Consultants Limited is the record owner of 220,000 ordinary shares and by virtue of the fact that Faith Huang holds ultimate investment and voting power with respect to such 220,000 ordinary shares, Ms. Huang may be deemed to beneficially own such ordinary shares.  In addition, Ms. Huang holds of record 242,150 ordinary shares issuable upon the exercise of options held by Ms. Huang. Top River Assets Limited is the record owner of 360,000 shares, which includes 60,000 ordinary shares and 300,000 shares issuable upon the exercise of options held by Gold Partner Consultants Limited and by virtue of the fact that Frank Zheng holds ultimate investment and voting power with respect to such 360,000 ordinary shares, Mr. Zheng may be deemed to beneficially own such ordinary shares.  Wang Gui Ying is the record owner of 160 ordinary shares.  Wang Yi Jie is the record owner of 85,472 ordinary shares.  Sun Li Ming is the record owner of 85,472 ordinary shares.  Pan Dai is the record owner of 25,196 ordinary shares.  Except for the ordinary shares issuable upon the exercise of options held by Lee Zhang and Faith Huang, all other shares and options referenced above are collectively referred to herein as the “Record Shares.”

Each of the Reporting Persons (except for Sandgrain Securities Inc. and Perrone) shares voting power of the Record Shares owned by the other Reporting Persons (except for Sandgrain Securities Inc. and Perrone) by virtue of the Investors Agreement and with respect to Expedia, Inc., IAC/InterActiveCorp and Barry Diller, and Messrs. Tang, Zhong, Zhang, Chen, Zheng and Ms. Huang, by virtue of the fact that they have direct or indirect ultimate investment and voting power over IACT Asia Pacific Limited, Purple Mountain Holding, Ltd., Billable Development, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Top River Assets Limited and Gold Partner Consulting Limited, respectively.  Therefore, each Reporting Person (except for Sandgrain Securities Inc. and Perrone) may be deemed to beneficially own all of the Record Shares.

Each Reporting Person disclaims beneficial ownership of ordinary shares referred to herein except for the ordinary shares, if any, such Reporting Person holds of record.

	(b)	Percent of class: Each Reporting Person except for Sandgrain Securities Inc., Perrone, Lee

Zhang and Faith Huang:  43%.  Sandgrain Securities Inc. and Perrone:  19.43%.  Lee Zhang:  43.82%.  Faith Huang:  43.57%.  The foregoing percentages are calculated based on the 20,128,307 ordinary shares reported by eLong, Inc. to be issued and outstanding as of December 31, 2004, as adjusted pursuant to Rule 13d-3(d)(1).

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote
0 ordinary shares for IACT Asia Pacific Limited, Expedia, Inc., IAC/InterActiveCorp and Barry Diller.*  6,341 ordinary shares for Billable Development and Xiaojian Zhong.  3,911,111.12 ordinary shares for Lawrence Auriana.  0 ordinary shares for Sandgrain Securities Inc. and Perrone.  318,116.55 ordinary shares for Peter Lerner.  97,777.78 ordinary shares for Ira S. Nordlicht & Helen S. Scott JTWROS.  4,282,497.55 ordinary shares for Purple Mountain Holding, Ltd. and Justin Tang.  272,150 ordinary shares for Time Intelligent Finance Limited.  622,150 ordinary shares for Lee Zhang.  470,000 ordinary shares for Mind Trade Assets Limited and Richard Chen. 220,000 ordinary shares for Gold Partner Consultants Limited.  462,150 ordinary shares for Faith Huang.  360,000 ordinary shares for Top River Assets Limited and Frank Zheng.  160 ordinary shares for Wang Gui Ying.  85,472 ordinary shares for Wang Yi Jie.  85,472 ordinary shares for Sun Li Ming.  25,196 ordinary shares for Pan Dai.

 * See also footnotes 1 and 3 for a description of IACT Asia Pacific Limited’s ownership of 28,550,704 High-Vote Ordinary Shares.

(ii) Shared power to vote or to direct the vote 10,134,294 ordinary shares for each Reporting Person except for Sandgrain Securities Inc. and Perrone.
(iii)

Sole power to dispose or to direct the disposition of
0 ordinary shares for IACT Asia Pacific Limited, Expedia, Inc., IAC/InterActiveCorp and Barry Diller.*   6,341 ordinary shares for Billable Development Limited and Xiaojian Zhong.  0 ordinary shares for Lawrence Auriana.  3,911,111.12 ordinary shares for Sandgrain Securities Inc. and Perrone.  318,116.55 ordinary shares for Peter Lerner.  97,777.78 ordinary shares for Ira S. Nordlicht & Helen S. Scott JTWROS.  4,282,497.55 ordinary shares for Purple Mountain Holding, Ltd. and Justin Tang. 272,150 ordinary shares for Time Intelligent Finance Limited and 622,150 ordinary shares for Lee Zhang.  470,000 ordinary shares for Mind Trade Assets Limited and Richard Chen.  220,000 ordinary shares for Gold Partner Consultants Limited and 462,150 ordinary shares for Faith Huang. 360,000 ordinary shares for Top River Assets Limited and Frank Zheng.   160 ordinary shares for Wang Gui Ying.  85,472 ordinary shares for Wang Yi Jie.  85,472 ordinary shares for Sun Li Ming.  25,196 ordinary shares for Pan Dai.

* See also footnotes 1 and 3 for a description of IACT Asia Pacific Limited’s ownership of 28,550,704 High-Vote Ordinary Shares.

(iv) Shared power to dispose or to direct the disposition of 0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date      February 14, 2005

IACT Asia Pacific Limited

By:	/s/ Keenan Conder
Name: Keenan Conder
Title: Director

Expedia, Inc.

By:	/s/ Keenan Conder
Name: Keenan Conder
Title: SVP, General Counsel & Secretary

IAC/InterActiveCorp

By:	/s/ Greg Blatt
Name: Greg Blatt
Title: SVP, General Counsel & Secretary

/s/ Barry Diller
Barry Diller

Billable Development, Ltd.

By:	/s/ Xiaojian Zhong
Name: Xiaojian Zhong
Title:

/s/ Xiaojian Zhong
Xiaojian Zhong

/s/ Lawrence Auriana
Lawrence Auriana

Sandgrain Securities Inc.

By:	/s/ Authorized Representative
Name:
Title:

/s/ Angelo Frank Perrone
Angelo Frank Perrone

/s/ Peter Lerner
Peter Lerner

/s/ Ira S. Nordlicht and Helen S. Scott JTWROS
Ira S. Nordlicht and Helen S. Scott JTWROS

Purple Mountain Holding, Ltd.

By:	/s/ Justin Tang
Name:
Title:

/s/ Justin Tang
Justin Tang

Time Intelligent Finance Limited

By:	/s/ Lee Zhang
Name: Lee Zhang
Title:

/s/ Lee Zhang
Lee Zhang

Mind Trade Assets Limited

By:	/s/ Richard Chen
Name: Richard Chen
Title:

/s/ Richard Chen
Richard Chen

Gold Partner Consultants Limited

By:	/s/ Faith Huang
Name: Faith Huang
Title:

/s/ Faith Huang
Faith Huang

Top River Assets Limited

By:	/s/ Frank Zheng
Name: Frank Zheng
Title:

/s/ Frank Zheng
Frank Zheng

/s/ Wang Gui Ying
Wang Gui Ying

/s/ Sun Li Ming
Sun Li Ming

/s/ Wang Yi Jie
Wang Yi Jie

/s/ Pan Dai
Pan Dai